Mail Stop 3561

December 5, 2007

By U.S. Mail and facsimile to (925) 467-3230

Steven A. Burd
Chairman, President and Chief Executive Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588

      Re: Safeway Inc.
           Definitive 14A
           Filed April 4, 2007
           File No. 1-00041

Dear Mr. Burd:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

           Sincerely,

           Ellie Quarles
           Special Counsel

cc: Robert A. Gordon